SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of June 2005

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  [X]   Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-12014 and 333-123321.

                        MER Telemangement Solutions Ltd.



6-K Items

     1. Press Release re MTS Supports Avaya as Software Provider for FIFA Confederations Cup Germany 2005 dated June 23, 2005.

                                                                          ITEM 1

Press Release                          Source: Mer Telemanagement Solutions Ltd.

MTS Supports Avaya as Software Provider for FIFA Confederations Cup Germany 2005

Thursday June 23, 9:22 am ET

- MTS Application Suite to Provide Telecommunications Accounting and Billing Solutions for All Stadiums Throughout Germany -

RA'ANANA, Israel, June 23 /PRNewswire-FirstCall/ -- Mer Telemanagement Solutions Ltd. ("MTS") (Nasdaq: MTSL - News), a long-standing leader in the enterprise communications management market, today announced that Avaya selected its Application Suite software for use in its converged network, which is being deployed at the FIFA Confederations Cup 2005 currently taking place in Germany as well as for next year's FIFA World Cup(TM). The software, which is installed as part of the Avaya network in the main stadium in Frankfurt, Germany, provides telecommunications accounting and billing solutions for all 12 stadiums hosting FIFA World Cup(TM) matches across Germany. Avaya Inc. is a leading global provider of business communications applications, systems and services, and the official convergence communication provider for the 2006 FIFA World Cup.

The MTS Application Suite software provides a web-based user-centric converged solution that addresses all aspects of telecom resource management. This comprehensive, fully scalable solution will allow FIFA to significantly reduce the cost and complexity associated with managing and monitoring the internal and external communications of its operations associated with all 10 stadiums. The MTS software is being used in conjunction with Avaya media servers for call activation

MTS previously provided accounting and billing solutions for the FIFA 2002 World Cup(TM) held in Japan and South Korea at 20 stadiums.

Doug Gardner, Managing Director of the Avaya FIFA World Cup(TM) program, believes that the MTS Application Suite provides an "off the shelf" solution that is both customized to meet the needs of FIFA, as well as flexible enough to accommodate any special pricing plans the organization may offer.

Eytan Bar, President and CEO of MTS, stated, "We are extremely pleased that Avaya and FIFA have once again placed their trust in MTS' software and support services to manage their complex communications environment for such a prestigious event. We believe the selection of our Application Suite demonstrates their confidence in our ability to effectively and efficiently manage the telecommunications needs of the 12 remote sites through a centralized solution that generates reports for cost allocation, service quality measurement and better management control."

The MTS Application Suite is a pro-active, policy-based solution designed to manage and control the entire communications network from basic call accounting through full IT service management. The modularity and scalability allows organizations to select only those modules they need, and expand as their business grows. This premier suite of telemanagement products developed by MTS including the flagship product TABS provides full call management, cable management, toll fraud, and budget management and control. The charge-back facilities of the software allow various financial accountability hierarchies, such as departments, account centers, etc. to be billed and verified against the allocated budgets.

Mer Telemanagement Solutions Ltd. (MTS) is a global provider of operations support systems (OSS) for comprehensive telecommunications management, expense management and customer care & billing solutions, offering a full-featured customized platform. Its telecommunications enterprise resource planning (ERP) system is used by corporations and organizations to improve the efficiency and performance of all telecommunication and information technology (IT) operations, and to significantly reduce associated costs. Its automatic expense management solution is used to validate telecommunications expenses, provide bill reconciliation, and manage invoices against the contract. Its affordable customer care and billing (CC&B) solutions are used by service providers and operators to support sophisticated pre-paid and post-paid billing, web-based self-provisioning, assets management, help desk, order management, partners management and other revenue-generating applications. MTS' Customer Care and Billing Solutions offer centralized revenue and user management, as well as real-time billing to operators and service providers.

Headquartered in Israel, MTS markets through wholly owned subsidiaries in the U.S., Hong Kong, Holland, and Brazil, and through OEM partnerships with Siemens, Phillips, and other PABX vendors. Its legacy call accounting solutions have been installed by over 60,000 customers in 60 countries. MTS' shares are traded on the NASDAQ SmallCap Market (symbol: MTSL). For more information please visit the MTS web site: http://www.mtsint.com

About Avaya

Avaya Inc. designs, builds and manages communications networks for more than one million businesses worldwide, including over 90 percent of the FORTUNE 500(R). Focused on businesses large to small, Avaya is a world leader in secure and reliable Internet Protocol (IP) telephony systems and communications software applications and services. Driving the convergence of voice and data communications with business applications - and distinguished by comprehensive worldwide services - Avaya helps customers leverage existing and new networks to achieve superior business results. For more information visit the Avaya Web site: http://www.avaya.com

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

     Contacts:
     Company:                                  Investor Relations:
     Shlomi Hagai, Corporate COO & CFO         Kathy Price
     MTS - MER Telemanagement Solutions, Ltd.  The Anne McBride Company, Inc.
     Tel: +972-9-762-1733                      Tel : 212-983-1702 ext. 212
     Email: Shlomi.Hagai@mtsint.com            E-mail: Kprice@AnneMcbride.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                  (Registrant)



                                            By: /s/Eytan Bar
                                                ------------
                                                Eytan Bar
                                                President and
                                                Chief Executive Officer



Date:  June 24, 2005